David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Centre, New York 11570

September 25, 2009

Via Edgar and Federal Express
Ms. Kate Tillen
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp.
Form 10-K for the fiscal year ended December 31, 2008, filed February 10, 2009
Amendment No.2 to Form 10-K for the fiscal year ended December 31, 2008, filed August 14, 2009
Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009 (File No. 000-52107)

Dear Ms. Tillen:

We are counsel to Helix Wind, Corp. (the “Company”).  We hereby submit on behalf of the Company a response to the letter of comment, dated September 18, 2009 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2009 (“Form 10-K”), Amendment No. 2 to the Form 10-K,  Amendment No. 1 to  the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

The Company’s responses are numbered to correspond to the Commission’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express.

Amendment No. 2 to Form 10-K for the Fiscal Year ended December 31, 2008 filed August 14, 2009

Item 9A(T). Controls and Procedures, page 18

Comment No. 1:

Please refer to prior comment 2.  We note that your response did not address your evaluation of how management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report.  In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.nov/divisions/corpfin/guidance/regs-kinterp.htm failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  Otherwise, please revise to indicate that your disclosure controls and procedures were not effective at December 31, 2008 and say why.

September 25, 2009

Response:

The Company will amend its Form 10-K to indicate that its current management has reviewed the books and records for the year ended December 31, 2008 and has concluded that the Company’s disclosure controls and procedures were ineffective as of such date as a result of the Company's management consisting of one person acting as officer and director. The Company does not believe that this conclusion impacts aversely on shareholders since the company had minimal business operations and audited financial statements.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Comment No. 2:

 Given the changes noted to your financial statements in your response letter dated September 15, 2009, please tell us about your consideration of filing an Item 4.02 Form 8-K.

Response:

The Company filed a Current Report on Form 8-K with Item 4.02 disclosure on September 18, 2009.

Financial Statements, page 3

Note 5. Debt, page 16

Comment No. 3:

Please refer to prior comment 8. We note from your response that you intend to amend your June 30, 2009 Form 10-Q to reflect revised interest expense of $24,826,600. Please show us the underlying calculations showing us how you determined the amount of interest expense. Further, please tell us whether these changes also impacted the amount of interest expense for any prior reporting periods, such as the three months ended March 31, 2009 or the year ended December 31, 2008.

Response:

The $24,826,600 is both interest expense and loss on debt extinguishment.  The breakdown of each is as follows:

September 25, 2009

INTEREST EXPENSE

Initial measurement of conversion feature in Q1**	$2,158,000

Initial measurement of warrants in Q1	3,058,500

Initial measurement of conversion feature in Q2**	3,168,700

Initial measurement of warrants in Q2	4,034,600

Write-off of unamortized discount on converted notes	417,000

Interest charges for debt and other miscellaneous interest	163,000

Total interest expense for the 6 months ended June 30, 2009	$12,999,800

LOSS ON DEBT EXTINGUISHMENT

Initial measurement of conversion feature on Exchange Notes**	$4,273,500

Initial measurement of warrants issued with Exchange Notes	7,553,300

Total allocated to loss on debt extinguishment	$11,826,800***

Combined total of loss and interest expense	$24,826,600

**The amounts charged to interest expense and loss on debt extinguishment related to the conversion features represent the fair value of the conversion features in excess of the related convertible notes payable proceeds.

***There is an additional amount of approximately $212,000 which is included in the loss on debt extinguishment which relates to the debt discount on the original notes prior to the exchange.  The total value of the loss on debt extinguishment that will be disclosed on Form 10-Q for both March 31, 2009 and June 30, 2009 will be approximately $12,038,800 ($11,826,800 + $212,000).

The initial measurement of the derivative liability was classified as interest expense or in the case of the exchange notes, loss on debt extinguishment and the subsequent measurements of the derivative liability were classified as change in fair value of derivative liability.  The fair value was calculated using the Black-Scholes pricing model.

There was no impact on the amount of interest expense at December 31, 2008 since these derivatives were issued and/or exchanged through convertible notes payable at various dates starting in the first quarter ended March 31, 2009 through the second quarter ended June 30, 2009.  The impact on the first quarter was mainly due to the fact that the Company had previously limited the fair value of the derivative liability related to the embedded conversion feature to the proceeds of the associated convertible notes payable.  The Company now discounts the notes based on its fair value to the extent of the proceeds and any fair value amount in excess of the proceeds was charged to interest expense.  The prior period impact, as noted above is $2,158,000 for interest expense and $4,273,500 for the loss on debt extinguishment.

September 25, 2009

Note 6. Derivative Liabilities, page 18

Comment No. 4:

Please refer to prior comment 15. Please tell us the value you have attributed to the conversion feature.

Response:

The fair value of the derivative liability related to the embedded conversion feature is as follows:

Value of convertible notes issued in Q1	$9,731,477

Mark to market at 3/31/09	1,148,255

Value on convertible notes issued on Q2	4,063,805

Conversion of convertible notes payable	(1,279,333)

Mark to market at 6/30/09	3,535,936

Total Value at 6/30/09	$17,200,140

Comment No. 5:

Please refer to prior comment 18. Please revise your March 31, 2009 and June 30, 2009 Forms 10-Q to disclose in the notes how you determined the classification of amounts that you reflect as interest versus the change in the fair value of the derivative liability.

Response:

As noted above in response to Comment No. 3, the initial measurement of the derivative liability was classified as interest expense and the subsequent measurements of the derivative liability were classified as change in fair value of derivative liability.  The fair value was calculated using the Black-Scholes pricing model.

We will revise our March 31, 2009 and June 30, 2009 Forms 10-Q to disclose this information.

September 25, 2009

Note 8. Stock-Based Compensation, page 20

Comment No. 6:

Please refer to prior comment 5. We note that you changed the volatility rate for the three months ended June 30, 2009. Please tell us how this change impacted your valuations for this period and whether you will amend your June 30, 2009 Form 10-Q for this change.

Response:

The Company has modified its volatility calculations pursuant to the guidance provided in SFAS 123(R) by using a calculated value method; however this did not result in a material impact to the financial statements.  The Company will amend its June 30, 2009 Form 10-Q to disclose that volatility was calculated using the calculated value method, however the calculated value method did not result in material changes to the fair values assigned to the various instruments.

Representations

Comment No. 7:

Please refer to prior comment 20.  Please note that the representations must be provided, in writing, by the company. This may be done, for example, by providing a separate letter from the company or by including an exhibit to the response letter from the company. As previously requested, the company should provide, in writing, a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in thefiling;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company will provide the above representations to the Commission in a letter to be filed together with this response letter.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (516) 887-8200.

Very truly yours,

/s/ David Lubin
David Lubin

cc: Kevin Claudio